VIRTUS STONE HARBOR EMERGING MARKETS INCOME FUND

VIA EDGAR

October 11, 2024

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn:	Ms. Deborah O’Neal

Mr. David Manion

Re:	Virtus Stone Harbor Emerging Markets Income Fund

Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2

SEC File Nos. 333-281241; 811-22473

Dear Ms. O’Neal and Mr. Manion:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Virtus Stone Harbor Emerging Markets Income Fund (the “Registrant”) hereby requests that the effective date of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 10:00 a.m., Eastern Time, on October 17, 2024, or as soon as practicable thereafter.

In connection with this request, the Registrant hereby acknowledges that (i) should the U.S. Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

The Registrant requests that notification of such effectiveness be made by telephone call to Kathryn Santoro, Vice President, Secretary and Chief Legal Officer to the Registrant, at (860) 503-1116.

Very truly yours,

VIRTUS STONE HARBOR EMERGING MARKETS INCOME FUND

By:	/s/ Kathryn Santoro
Name:	Kathryn Santoro
Title:	Vice President, Secretary and Chief Legal Officer

VIRTUS STONE HARBOR EMERGING MARKETS INCOME FUND

2020 Calamos Court

Naperville, Illinois 60563

VIA EDGAR

October 11, 2024

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn:	Ms. Deborah O’Neal

Mr. David Manion

Re:	Virtus Stone Harbor Emerging Markets Income Fund

Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2

SEC File Nos. 333-281241; 811-22473

Dear Ms. O’Neal and Mr. Manion:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), Foreside Fund Services, LLC, in its capacity as distributor of Virtus Stone Harbor Emerging Markets Income Fund (the “Fund”), hereby joins in the request of the Fund for acceleration of the effective date of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (the “Registration Statement”) so that such Registration Statement may be declared effective at 10:00 a.m., Eastern Time, on October 17, 2024 or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Very truly yours,

FORESIDE FUND SERVICES, LLC

By:	/s/ Teresa Cowan
Name:	Teresa Cowan
Title:	President